                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             CANISCO RESOURCES, INC.
                                (Name of Issuer)

               Shares of Common Stock, par value $0.0025 per share
                         (Title of Class of Securities)

                                   137587-10-1
                                 (CUSIP Number)

                               Michael G. Rothman
                            Canisco Acquisition, Inc.
                            414 N. Orleans, Suite 202
                                Chicago, IL 60610
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 28, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

------------------------
 CUSIP No. 137587-10-1
------------------------


 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                   I.R.S. Identification No.:
         Kenny Industrial Services, L.L.C.         36-4208896

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                     (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         WC

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     385,126

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     385,126

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         385,126

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                      [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.2%

14       TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D

 CUSIP No. 137587-10-1

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael J. Olson

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]
                                                                       (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         N/A

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY               7        SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH
                                            8        SHARED VOTING POWER
                                                     37,619

                                            9        SOLE DISPOSITIVE POWER
                                                     0

                                            10       SHARED DISPOSITIVE POWER
                                                     37,619

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,619

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

 CUSIP No. 137587-10-1

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ted Mansfield

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         N/A

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY                7         SOLE VOTING POWER
OWNED BY EACH REPORTING                                0
PERSON WITH

                                             8         SHARED VOTING POWER
                                                       156,000

                                             9         SOLE DISPOSITIVE POWER
                                                       0

                                             10       SHARED DISPOSITIVE POWER
                                                      156,000

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         156,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

 CUSIP No. 137587-10-1

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ralph A. Trallo

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         N/A

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY                  7       SOLE VOTING POWER
OWNED BY EACH REPORTING                                0
PERSON WITH

                                               8       SHARED VOTING POWER
                                                       113,321

                                               9       SOLE DISPOSITIVE POWER
                                                       0

                                               10      SHARED DISPOSITIVE POWER
                                                       113,321

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         113,321

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

 CUSIP No. 137587-10-1

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dale L. Ferguson

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         N/A

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY                7       SOLE VOTING POWER
OWNED BY EACH REPORTING                              0
PERSON WITH

                                             8       SHARED VOTING POWER
                                                     49,000

                                             9       SOLE DISPOSITIVE POWER
                                                     0

                                             10      SHARED DISPOSITIVE POWER
                                                     49,0000

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         49,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

 CUSIP No. 137587-10-1

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas P. McShane

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         N/A

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY                 7         SOLE VOTING POWER
OWNED BY EACH REPORTING                                 0
PERSON WITH

                                              8         SHARED VOTING POWER
                                                        18,300

                                              9         SOLE DISPOSITIVE POWER
                                                        0

                                              10        SHARED DISPOSITIVE POWER
                                                        18,300

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%

14       TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

 CUSIP No. 137587-10-1

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         W. Lawrence Petcovic

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS

         N/A

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES BENEFICIALLY                 7        SOLE VOTING POWER
OWNED BY EACH REPORTING                                0
PERSON WITH

                                              8        SHARED VOTING POWER
                                                       10,886

                                              9        SOLE DISPOSITIVE POWER
                                                       0

                                              10       SHARED DISPOSITIVE POWER
                                                       10,886

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,886

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4%

14       TYPE OF REPORTING PERSON

         IN

ITEM 1. SECURITY AND ISSUER.

     This statement relates to 385,126 shares (the "Shares") of common stock, par value $0.0025 per share (the "Common Stock"), of Canisco Resources, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c), and (f) This statement is being filed on behalf of the members of a group consisting of Kenny Industrial Services, L.L.C. ("Parent"), a limited liability company organized under the laws of Delaware, and Michael Olson, Ted Mansfield, Ralph A. Trallo, Dale L. Ferguson, Thomas P. McShane and W. Lawrence Petcovic (each individually a "Shareholder" and collectively the "Shareholders"). Parent and the Shareholders are collectively referred to herein as the "Reporting Persons."

     Parent is a provider of industrial services, particularly industrial cleaning and coating services, to over 700 customers in a broad range of industries, including steel, utility, general contracting, pulp and paper, petrochemical and other heavy manufacturing.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director, manager and executive officer of Parent is set forth in Schedule I attached hereto.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each Shareholder are as follows:

Citizenship        Name and Business        Age      Principal Occupation or
                   Address                           Employment

United States      Ted Mansfield            37       President and Chief Executive
  of America       300 Delaware Avenue               Officer of the Company since
                   Suite 714                         December 1999.  President of
                   Wilmington, DE 19801              Mansfield Industrial Coatings, Inc.,
                                                     since 1996.


United States      Michael J. Olson         45       Vice President, Secretary/Treasurer
  of America       300 Delaware Avenue               and Chief Financial Officer of
                   Suite 714                         Cannon Sline, Inc. since 1986.
                   Wilmington, DE 19801              Named Acting Chief Financial
                                                     Officer of Nuclear Support Services,
                                                     Inc. in January, 1995. Named Chief
                                                     Financial Officer, Vice President and
                                                     Secretary/Treasurer of the Company
                                                     in April 1995. Mr. Olson has an
                                                     employment contract with the
                                                     Company.

United States      Dale L. Ferguson         65       Retired since 1996. 1974 through
  of America       300 Delaware Avenue               1996, an employee of the Company.
                   Suite 714                         Director of the Company since 1974.
                   Wilmington, DE 19801

United States      Thomas P. McShane        46       1987 to present, President of
  of America       300 Delaware Avenue               McShane Group, Inc., a financial
                   Suite 714                         and management consulting firm
                   Wilmington, DE 19801              located in Timonium, MD. Director
                                                     of the Company since 1991.

United States      W. Lawrence Petcovic     55       July 1999 to present, Vice President
 of America        300 Delaware Avenue               of Human Resources of Fypon
                   Suite 714                         Limited, a manufacturer of molded
                   Wilmington, DE 19801              millwork.  November 1998 to July
                                                     1999, Vice President of Human Resources
                                                     at Creditrust Inc., a purchaser of
                                                     credit card charged-off receivables.
                                                     1996 to November 1998, Vice President,
                                                     Training of Chevy Chase Bank. 1994 to
                                                     1996, business consultant for L.P.
                                                     Associates, Columbia, MD. Director of
                                                     the Company since 1981.

     (d)-(e) During the last five years, none of Parent, any Shareholder or, to the best of their knowledge, any person named on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Offer (as defined below) is not conditioned upon any financing arrangements. The total amount of funds required by Merger Subsidiary (as defined below) to purchase Shares pursuant to the Offer and the Merger (as defined below) is estimated to be approximately $4 million. Merger Subsidiary will obtain all such funds from Parent. Parent will obtain such funds from existing resources and internally generated funds, including the issuance of commercial paper in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

     (a)-(j) On June 28, 2000, each of Parent, Canisco Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Subsidiary"), and Company entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"). The Merger Agreement is incorporated herein by reference. The Merger Agreement provides for the commencement of a tender offer by which Merger Subsidiary will purchase all the outstanding Shares, at a price of $1.00 per Share, net to the seller in cash, without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as amended or supplemented from time to time constitute the "Offer"). Following the Offer, Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Offer and Merger, the Company would become an indirect wholly owned subsidiary of Parent. Concurrently with the execution of the Merger Agreement, Parent and the Shareholders entered into a Voting Agreement, dated June 28, 2000 (the "Voting Agreement"). The Voting Agreement is incorporated herein by reference. Pursuant to the Voting Agreement, the Shareholders have agreed, among other things, that they will vote their Shares in favor of the Merger Agreement at any meeting of stockholders of the Company which may be convened to approve the Merger Agreement.

     The purpose of the Merger, the Merger Agreement and the Voting Agreement is to enable Parent to acquire control of all of the outstanding capital stock of the Company. Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of Parent. Upon acquiring control of the Company, Parent will continue to evaluate the business and operations of the Company and will effect such changes as it deems appropriate under the circumstances and conditions then existing. Such changes could include, among other things, changes in the Company's corporate structure, capitalization or dividend policy.

     Except as otherwise discussed herein, neither Parent or any Shareholder nor, to the best of their knowledge, any person named on Schedule I hereto, has any plans or proposals which would relate to or would result in any of the transactions described in sub paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Parent and the Shareholders beneficially own an aggregate of 385,126 Shares, constituting approximately 15.2% of the Shares issued and outstanding as of June 28, 2000.

        Except as set forth in this Item 5(a), none of Parent, any Shareholder or, to the best of their knowledge, any person named on Schedule I hereto, beneficially owns any Shares.

        (b) Parent and the Shareholders share voting and disposition power with respect to an aggregate of 385,126 Shares.

        (c) Except as set forth in Item 4, none of Parent or any Shareholder, or, to the best of their knowledge, any person named on Schedule I hereto, has effected any transaction in Shares during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described below, none of the Reporting Persons or, to the best of their knowledge, any person named in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any security of the Company. Concurrently with the execution of the Merger Agreement, and as required by Parent and Merger Subsidiary, the Shareholders executed the Voting Agreement.

     MERGER AGREEMENT. The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated herein by reference.

     The Merger Agreement provides that, on the terms and upon the satisfaction of the conditions precedent contained therein, Merger Subsidiary will be merged with and into the Company and the Company will become an indirect wholly owned subsidiary of Parent. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger, of each of the following conditions: (1) the Merger Agreement and the Merger have been approved and adopted by the stockholders of the Company if required by and in accordance with the Delaware General Corporation Law; (2) no statute, rule order, decree, regulation, executive order, ruling or temporary or permanent injunction has been enacted, entered, promulgated or enforced by any federal, state, local or foreign governmental entity of competent jurisdiction which prohibits the consummation of the Merger and all foreign or domestic governmental consents, order and approvals, including but not limited to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, required for the consummation of the Merger and the transactions contemplated by the Merger Agreement have been obtained and are in effect at the effective time of the Merger; and (3) Merger Subsidiary or an affiliate has purchased Shares pursuant to the Offer.

     VOTING AGREEMENT. The following is a summary of the material terms of the Voting Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Voting Agreement which is incorporated herein by reference.

     Pursuant to the terms of the Voting Agreement, each Shareholder shall at every annual special or adjourned meeting (including any consents in lieu of a meeting), vote his Shares (i) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Voting Agreement) involving the Company, or any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement. The Voting Agreement further provides that during the Term (as defined in the Voting Agreement) each Shareholder shall not (other than tendering Shares to Parent and Merger Subsidiary pursuant to the transactions described in the Merger Agreement) (a) sell, transfer, pledge, grant a security interest in or lien on or otherwise dispose of or encumber any of his Shares or relinquish control of the voting power with respect to any of his Shares, (b) deposit any of his or her Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy (except a proxy under the proxy statement, if any, voted in accordance with this Agreement) with respect to any of his Shares, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition of sale, assignment, transfer, pledge, grant of a security interest in or lien on or other disposition of or encumbrance on his Shares.

     The term of the Voting Agreement is the period from the date of execution of the Voting Agreement until the earlier of the date of termination of the Merger Agreement or the date of the Closing of the transactions contemplated thereby.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of June 28, 2000, as amended as of July 10, 2000, by and among Kenny Industrial Services, L.LC., Canisco Acquisition

             Inc., and Canisco Resources Inc., incorporated by reference to the Schedule TO filed by Kenny Industrial Services, L.L.C. with the Securities and Exchange Commission on June 28, 2000.

Exhibit 2 Voting Agreement, dated as of June 28, 2000, by and among Michael Olson, Teddy Mansfield, Ralph A. Trallo, Dale L. Ferguson, Thomas
             P. McShane, and W. Lawrence Petrovic and Kenny Industrial Services, L.L.C., incorporated by reference to the Schedule 14D-9 filed by Canisco Resources, Inc. with the Securities and Exchange Commission on June 28, 2000.

Exhibit 3 Offer to Purchase, dated July 10, 2000, incorporated by reference to the Schedule TO filed by Kenny Industrial Services, L.L.C. with the Securities and Exchange Commission on June 28, 2000.

                                    SIGNATURE

     Each Reporting Person agrees to the joint filing on behalf of each of them, of this Schedule 13D.

     Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated: August 4, 2000                KENNY INDUSTRIAL SERVICES, LLC


                                     By   /s/ MICHAEL G. ROTHMAN
                                          -----------------------------------
                                          Name:  Michael G. Rothman
                                          Title:    Chief Executive Officer

Dated: August 4, 2000                By   /s/ MICHAEL OLSON
                                          -----------------------------------
                                              Michael Olson

Dated: August 4, 2000                By   /s/ TED MANSFIELD
                                          -----------------------------------
                                              Ted Mansfield

Dated: August 4, 2000                By   /s/ RALPH A. TRALLO
                                          -----------------------------------
                                              Ralph A. Trallo

Dated: August 4, 2000                By   /s/ DALE L. FERGUSON
                                          -----------------------------------
                                              Dale L. Ferguson

Dated: August 4, 2000                By   /s/ THOMAS P. MCSHANE
                                          -----------------------------------
                                              Thomas P. McShane

Dated: August 4, 2000                By   /s/ W. LAWRENCE PETCOVIC
                                          -----------------------------------
                                              W. Lawrence Petcovic

                                   SCHEDULE I

                    INFORMATION CONCERNING THE DIRECTORS AND
                          EXECUTIVE OFFICERS OF PARENT

     Set forth below is the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Each such person is a citizen of the United States of America. Unless otherwise indicated, the current business address of each such person is c/o Kenny Industrial Services, L.L.C., 414 N. Orleans, Suite 202, Chicago, Illinois 60610. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent, or the organization indicated, since the inception of Parent in February 1998. Directors of Parent are identified by an asterisk.

                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

                                        PRESENT PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                    DURING THE PAST FIVE YEARS
----                                    --------------------------

MICHAEL G. ROTHMAN*                     Mr. Rothman co-founded Parent. Prior to
CHIEF EXECUTIVE OFFICER,                founding Parent, Mr. Rothman co-founded
OPERATING BOARD MEMBER                  Industrial Cleaning Specialists ("ICS")
                                        and he operated it from 1994 until 1998
                                        when it merged with The CleanUp Company
                                        to create Kenny Industrial Services,
                                        L.L.C.

MICHAEL J. CHAKOS*                      Prior to joining Parent in connection
CHIEF FINANCIAL OFFICER,                with the J.L. Manta acquisition in
OPERATING BOARD MEMBER                  November 1998, Mr. Chakos served as
                                        Chief Financial Officer of J.L. Manta.

WILFRED COLON                           Mr. Colon co-founded Parent. Mr. Colon
PRESIDENT,                              is responsible for Parent's Midwest
INDUSTRIAL CLEANING DIVISION            industrial cleaning business and manages
                                        several of the largest customer
                                        accounts, including U.S. Steel. Prior to joining Parent, Mr. Colon co-founded ICS with Mr. Rothman in 1994.

JOHN L. MANTA                           Prior to joining Parent Mr. Manta served
PRESIDENT,                              as President of J.L. Manta from 1994 to
INDUSTRIAL COATINGS DIVISION            1998.

HOWARD L. KATZ                          Mr. Katz has been with Parent since its
EXECUTIVE VICE PRESIDENT,               inception in 1998. Mr. Katz's
GENERAL COUNSEL                         responsibilities at Parent include
                                        corporate counsel and all corporate
                                        financing. Prior to joining Parent, Mr.
                                        Katz was a consultant for Development
                                        Specialists Incorporated, a financial
                                        workout and turnaround-consulting firm,
                                        where he specialized in restructuring
                                        businesses in financial distress.

JOHN I. JELLINEK*                       Mr. Jellinek is a co-founder of Parent.
OPERATING BOARD MEMBER                  Mr. Jellinek is President of Jelco
                                        Ventures, Inc., a private equity
                                        investment firm founded in 1971. He has
                                        also served since 1997 as an investor
                                        with and a consultant to Mesirow
                                        Financial's Private Equity Funds. Mr.
                                        Jellinek is member of the Board of
                                        Directors of SMS Technology, Inc.,
                                        GOOItech, Inc., Paragon Solutions, Inc.,
                                        JusticeLink.com and Capital Resource
                                        Advisors. In addition, Mr. Jellinek is a co-founder of the Entrepreneur
                                        Foundation at Miami University and has
                                        served as a co-trustee of the Miami
                                        University fund and its Business School
                                        Board. In addition, Mr. Jellinek is
                                        presently a Partner with Value Investing
                                        Partners, Inc. and is a minority
                                        shareholder in that firm.

PHILIP B. KENNY*                        Mr. Kenny is a co-founder of Parent. Mr.
                                        Kenny is currently President


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OPERATING BOARD MEMBER                  of Seven K Construction Company and
                                        Northgate Investment Company. Seven K is an affiliate of Kenny Construction Company, a 65 year old construction firm based in Chicago.

STEPHEN T. KIRBY*                       Mr. Kirby is currently Co-manager of
OPERATING BOARD MEMBER                  Bluestem Capital Company ("Bluestem"), a
                                        private equity investment fund, and
                                        President of Kirby Capital Corporation,
                                        a venture capital firm based in Sioux
                                        Falls, South Dakota. He has been with
                                        Kirby Capital Corporation since its
                                        formation in 1992.

JOHN F. MEGRUE*                         Mr. Megrue is currently a partner of
OPERATING BOARD MEMBER                  Saunders, Karp & Megrue, a private
                                        merchant bank engaged in the acquisition and ownership of operating businesses.
                                        Mr. Megrue is responsible for the firm's investments and serves as director for many of the firm's portfolio companies.
                                        The firm currently manages over $800
                                        million in two private equity funds. Mr.
                                        Megrue has served on Parent's Operating
                                        Board since April 2000. Mr. Megrue
                                        joined Saunders Karp & Megrue in 1992.

JAMES M. DWORKIN*                       Mr. Dworkin is a partner of Saunders,
OPERATING BOARD MEMBER                  Karp & Megrue, a private merchant bank
                                        engaged in the acquisition and ownership of operating businesses. Before joining
                                        Saunders, Karp & Megrue in 1998, Mr.
                                        Dworkin was a Managing Director at BT
                                        Capital Partners, Inc., the private
                                        equity investment arm of BT Alex Brown.
                                        Mr. Dworkin has served on Parent's
                                        Operating Board since April 2000.


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